SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                        Commission File Number__________


                           NOTIFICATION OF LATE FILING


(Check One):    [_] Form 10-K    [_] Form 11-K    [_] Form 20-F    [X] Form 10-Q
                [_] Form N-SAR

          For Period Ended:  March 31, 2004

     [_] Transition Report on Form 10-K

     [_] Transition Report on Form 20-F

     [_] Transition Report on Form 11-K

     [_] Transition Report on Form 10-Q

     [_] Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: Avenue Group, Inc.

Former name if applicable

I. T. Technology, Inc
____________________________________________________________________

Address of principal executive office (Street and number):

17547 Ventura Blvd, Ste. 305
_______________________________________________________________________

City, state and zip code:

Encino, CA  91316-3856
_______________________________________________________________________



                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     | (a) The reasons described in reasonable detail in Part III of this
     |     form could not be eliminated without unreasonable effort or
     |     expense;
     |
     | (b) The subject annual report, semi-annual report, transition report
     |     on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will
[X]  |     be filed on or before the 15th calendar day following the
     |     prescribed due date; or the subject quarterly report or
     |     transition report on Form 10-Q, or portion thereof will be filed
     |     on or before the fifth calendar day following the prescribed due
     |     date; and
     |
     | (c) The accountant's statement or other exhibit required by Rule
     |     12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Form 10-QSB could not be filed within the prescribed time period because of additional time required by the Registrant's management to provide certain information to be included in such Form 10-QSB, caused in part as a result of the relocation of the Company's principal executive offices during the first quarter of 2004.



                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Yam-Hin Tan                                 011-613-9533-7800
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           (Name)                                 (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [ ] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               Avenue Group, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  May 17, 2004                        By /s/ Levi Mochkin
--------------------------------          -------------------------------------
                                                 Levi Mochkin
                                          President and Chief Executive Officer

          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).